SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X        Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIR DAVID CLEMENTI CHAIRMAN

PRUDENTIAL PLC
LAURENCE POUNTNEY HILL
13 August 2007	LONDON EC4R 0HH

Interim Report 2007

Please find enclosed the Interim Report 2007.

2007 Interim dividend and evergreen scrip dividend

The timetable for the interim dividend is as follows:

1 August 2007	Announcement of 2007 interim results and interim dividend.

15 August 2007	Ordinary shares quoted ex dividend.

17 August 2007	Record date for the 2007 interim dividend.

22 August 2007	Calculation of scrip reference price which is expected to be based on the average price from 15 August 2007 to 21 August 2007 and will be displayed on the
Company’s website.

5 September 2007	Final date for receipt of Scrip Dividend Mandate Form for the 2007 interim dividend.

21 September 2007	Share certificates for scrip dividend posted by first class post.

24 September 2007	Dividend payment date, where applicable CREST member accounts are credited with new shares.

24 September 2007	First day of dealing in the new shares.

Shareholders who have elected to receive the scrip dividend will receive shares instead of cash for the 2007 interim dividend unless the election is cancelled in accordance with the terms of the Evergreen Scrip Dividend Scheme.

Shareholders who have not elected and wish to join the Evergreen Scrip Dividend Scheme should download and complete a Scrip Dividend Mandate Form (the “Mandate”) from our website. It can be accessed directly at the following address: http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/

A Mandate can only be made in respect of your entire holding of shares in the capital of the Company. If you have submitted a Mandate but directors decide not to offer the scrip dividend alternative in respect of any particular dividend a cash dividend will be paid to you in the usual way.

Prudential plc
Laurence Pountney Hill, London, EC4R 0HH
Incorporated and registered in England and Wales. Registered Office as above, Registered number 1397169.
Prudential plc is a holding company, subsidiaries of which are regulated by the FSA.	PAGE 1 of 2

The completed Mandate should be sent to the Company’s Registrar, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6UP to be received by no later than 5pm on 5 September 2007. All Mandates received after this date will receive a cash dividend for the 2007 interim dividend, but will participate in all future scrip dividends. The Evergreen Scrip Dividend Booklet, which explains the procedures and the terms of the Evergreen Scrip Dividend Scheme, can also be viewed and downloaded from our website. It can be accessed directly at the following address:

http://www.prudential.co.uk/prudential-plc/investors/shareholder_services/forms/

You may also obtain an Evergreen Scrip Dividend Booklet and Mandate from our registrar by calling 0870 600 0190. Elections can be cancelled by written notice to the Company’s Registrar.

You are reminded that the price of shares can go down as well as up. For your protection, the directors may (and absent mitigating circumstances intend to) cancel your Mandate and pay a cash dividend instead, if the middle market quotation for the Company’s ordinary shares on 5 September 2007 has fallen by 15 per cent or more from the scrip reference price calculated on 22 August 2007.

Yours sincerely,

Sir David Clementi

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 10 August 2007

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Penny Follows
Penny Follows,
Shareholder Services and Share Plans Manager